TechAlt [LOGO]

                                                 3311 N. Kennicott Ave., Suite A
                                                     Arlington Heights, IL 60004

                                December 19, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Room 4561
Washington, D.C. 29549-0510

Attention: Patrick Gilmore

      Re:   TechAlt, Inc. (the "Registrant")
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed March 31, 2005
            File No. 000-27867

Dear Mr. Gilmore:

In accordance with your comments in your letters to TechAlt, Inc., dated July 18, 2005 please accept this letter as Registrant's stated acknowledgement of the following:

      1. Registrant hereby acknowledges that that it is responsible for the adequacy and accuracy of the disclosure in the filing(s);

      2. Registrant further acknowledges that staff comments or changes to the disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

      3. Additionally, Registrant acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nannaco, Inc.


By: /s/ David M. Otto
    -------------------------
Name: David M. Otto
Title: President

cc:   Craig Wilson